UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                                _________________

                                   FORM 6-K
                                _________________


                           REPORT OF FOREIGN ISSUER
                     PURSUANT TO RULE 13a-16 OR 15b-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                                 July 5, 2006
               Date of Report (Date of Earliest Event Reported)
                                _________________

                           Embotelladora Andina S.A.
            (Exact name of registrant as specified in its charter)
                         Andina Bottling Company, Inc.
                (Translation of Registrant's name into English)

                           Avenida Andres Bello 2687
                              Piso 20, Las Condes
                                Santiago, Chile
                    (Address of principal executive office)

                                _________________

                      Indicate by check mark whether the
                         registrant files or will file
                          annual reports under cover
                            Form 20-F or Form 40-F.
                       Form 20-F [X]      Form 40-F [ ]

                   Indicate by check mark if the Registrant
                        is submitting this Form 6-K in
                       paper as permitted by Regulation
                              S-T Rule 101(b)(1):
                             Yes [ ]      No [X]

                   Indicate by check mark if the Registrant
                        is submitting this Form 6-K in
                       paper as permitted by Regulation
                              S-T Rule 101(b)(7):
                             Yes [ ]      No [X]

       Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                       Securities Exchange Act of 1934
                             Yes [ ]      No [X]

                                MATERIAL EVENT


CORPORATE NAME                      :       EMBOTELLADORA ANDINA S.A.

SECURITIES REGISTRY                 :       00124

TAXPAYER I.D.                       :       91.144.000-8
_____________________________________________________________________________


The following Material Event is reported by Embotelladora Andina S.A. ("Andina") by virtue of the stipulations in Article 9 and subparagraphs 2 of
Article 10 of Law 18,045, and the provisions in Section II, paragraph 1 B of General Rule No. 30 of the Superintendency of Securities and Insurance:


From July 6 to July 18 of 2006, the General Manager, Mr. Renato Ramirez Fernandez, will be absent from the company. During his absence, the Board of Directors has agreed that the Operation Manager, Mr. Jose Tupper Encina, will act as substitute General Manager during this period.



Santiago, July 5, 2006



Pedro Pellegrini Ripamonti
Corporate Legal Manager
Embotelladora Andina S.A.

                                  SIGNATURES


          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

                                        EMBOTELLADORA ANDINA S.A.


                                        By: /s/ Osvaldo Garay
                                            -------------------------------
                                        Name:  Osvaldo Garay
                                        Title: Chief Financial Officer



Santiago, July 10, 2006